Exhibit 99.1

OneSmart Announces US$50 Million Share Repurchase Program

SHANGHAI, April 29, 2019 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading diversified premium K-12 after-school education service provider in China, today announced that its board of directors has authorized a share repurchase program to repurchase up to US$50.0 million worth of its shares over the next 12 months, subject to market conditions.

Share repurchases may be made by the Company from time to time in open market transactions at prevailing market prices, block transactions, and/or in privately negotiated transactions and are subject to relevant rules under the Securities Exchange Act of 1934, as amended (the “Act”). The Company will also effect repurchase transactions in compliance with Rules 10b5-1 and 10b-18 under the Act and the Company’s insider trading policy. OneSmart’s board of directors will review the share repurchase program periodically, and may authorize adjustments of its terms and size. The Company plans to fund repurchases from its existing cash balance or future cash generated by operating and financing activities. As of November 30, 2018, the Company had cash and cash equivalents of RMB775.4 million (US$111.5 million) and short-term investments of RMB748.3 million (US$107.6 million).

Mr. Steve Xi Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “Following the US$30.0 million share repurchase program approved by the board of directors in October 2018, this share repurchase program reflects the confidence that the Board and management have in OneSmart’s future business prospects, operating fundamentals and strategy to further strengthen our leadership position in China’s premium education market. We are pleased that our growth strategy and strong execution capabilities will enable us to create long-term sustainable value for our shareholders.”

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading diversified premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (exam preparation, overseas study consultation, and study camps services), HappyMath (kids mathematics training services), and FasTrack English (kids English training services). The Company also strategically incubated and invested in online education service providers including Yimi Online Tutoring (online premium K-12 tutoring services), UUABC (online kids English training services), and BestMath (online kids mathematics training services). As of November 30, 2018, OneSmart operated a nationwide network of 367 study centers across 42 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart
Ms. Rebecca Shen
+86-21-5255-9339 ext. 8139
ir@onesmart.org

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5826-4939
E-mail: carnell@christensenir.com

In the US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com